UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

PEOPLE’S LIBERATION, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

711153 10 6
(CUSIP Number)

COLIN DYNE
6205 BUSCH DRIVE
MALIBU, CA 90265
(310) 266-9618
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 711153 10 6	13D/A	Page 2 of 4 Pages

1	Name Of Reporting Person Colin Dyne
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds (see Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of South Africa
	7	Sole Voting Power 7,531,560
NUMBER OF SHARES BENEFICIALLY	8	Shared Voting Power 0
OWNED BY EACH REPORTING	9	Sole Dispositive Power 7,531,560
PERSON WITH	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,531,560
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.9%
14	TYPE OF REPORTING PERSON (see Instructions) IN

Schedule 13D/A	Page 3 of 4 Pages
People’s Liberation, Inc.

This Amendment No. 3 to Schedule 13D (this “Schedule 13D/A”) is being filed by Colin Dyne, and modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on February 23, 2006, and Amendment No. 2 filed with the SEC on December 11, 2006 (as so amended, the “13D”).

Item 4.  Purpose of Transaction.

Item 4 of the 13D is amended by adding the following:

Colin Dyne currently is evaluating the business and prospects of the Company, and may make proposals and explore numerous alternatives with respect to the Company and its policies and decisions, including but not limited to an acquisition of the Company, whether directly or together with other potential acquirers, and/or pursuit of a change to the overall strategic direction, corporate structure, capital allocation, capital raising activities, board composition and management composition of the Company and other related topics.  A possible result of any such transaction is that the Company’s Common Stock would be eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and that the Common Stock would cease to trade on the Over-the-Counter Bulletin Board.  Mr. Dyne also may contact other stockholders of the Company to discuss any or all of the above matters.  Mr. Dyne may engage financial, legal and other advisors in connection with any of the foregoing activities.

Mr. Dyne may change his plans or proposals in the future.  Mr. Dyne may acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties), through a tender offer, by joining or forming a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with other stockholders of the Company, or otherwise.  Mr. Dyne reserves the right to dispose of all or a portion of his holdings of securities of the Company, including through sales in the open market, in privately negotiated transactions or otherwise, and to change his intention with respect to any or all of the matters referred to in this Item 4. In determining from time to time whether to acquire additional securities of the Company, to sell the common stock reported as beneficially owned in this 13D and any other securities (and in what amounts) or to retain any such securities, Mr. Dyne will take into consideration such factors as he deems relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to Mr. Dyne.

Schedule 13D/A	Page 4 of 4 Pages
People’s Liberation, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 2, 2010	/s/ Colin Dyne
Colin Dyne